Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 76.29 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on January 27, 2012, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$4,912
Fiscal Agent’s fee, including printing and engraving the Securities	59,000
Printing expenses	33,658
Legal fees and expenses	40,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	280,000

Total	$417,570